UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission file number: 001-41425

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金太阳科技集团有限公司

(Translation of registrant’s name into English)

Golden Sun Technology Group Limited

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Room 503, Building C2, No. 1599

Xinjinqiao Road, Pudong New Area

Shanghai, China

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

In connection with the 2026 Annual General Meeting of Shareholders of Golden Sun Technology Group Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description
99.1

Notice and Proxy Statement of 2026 Extraordinary General Meeting of Holders of Class A Ordinary Shares, dated October 28, 2026, to be mailed to the Class A Ordinary Shareholders of the Company in connection with the 2026 Extraordinary General Meeting of Holders of Class A Ordinary Shares of the Company

99.2

Form of Proxy Card to be mailed to holders of Class A Ordinary Shares of the Company for use in connection with the 2026 Extraordinary General Meeting of Holders of Class A Ordinary Shares of the Company

99.3

Notice and Proxy Statement of 2026 Annual General Meeting of Shareholders, dated October 28, 2026, to be mailed to the shareholders of the Company in connection with the 2026 Annual General Meeting of Shareholders of the Company

99.4	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2026 Annual General Meeting of Shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Golden Sun Technology Group Limited
Date: October 20, 2026	By:	/s/ Xueyuan Weng
Xueyuan Weng
Co-Chief Executive Officer